Exhibit 99.1

Results of Stellantis’ 2022 Annual General Meeting

AMSTERDAM, April 13, 2022 – Stellantis N.V. (“Stellantis”) announced today that all resolutions submitted to the shareholders for approval at the Annual General Meeting of Shareholders (AGM) held virtually today and broadcast live via Stellantis’ website were adopted, including the proposal to approve a EUR 3.3 billion dividend distribution on common shares.

The proposed distribution entails a payment to the holders of common shares of EUR 1.04 per outstanding common share. Shareholders holding common shares traded on the NYSE will receive the dividend in U.S. dollars at the official USD/EUR exchange rate reported by the European Central Bank as of today. The distribution will be paid out from the profits shown in the 2021 Annual Accounts. The expected calendar for the common shares listed on the New York Stock Exchange, Mercato Telematico Azionario and Euronext France will be as follows: (i) ex-date April 19, 2022, (ii) record date April 20, 2022, and (iii) payment date April 29, 2022.

The Company takes note of the feedback resulting from the advisory vote on the Remuneration Report in accordance with Dutch regulation on AGMs, which was in favor for 47.9% and against for 52.1% and will explain in the 2022 Remuneration Report how this vote has been taken into account.

Details of the resolutions submitted to the AGM are available on the Company’s corporate website (www.stellantis.com).
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About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 - fernao.silveira@stellantis.com
Valérie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 - nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com